Exhibit 99.1

Hello Everyone,

My name is Max Howard from the Art operations team here at Masterworks.

We are excited to be releasing xIxnxfxixnxixtxyx-xNxextxsx xFxKxQxSx (2016) by the celebrated artist, Yayoi Kusama.

Yayoi Kusama is widely considered one of the most important living artists. Creating work in various media since the 1950s.

Kusama’s Ixnfinity Nets vary in color and size and are held in prestigious museum collections around the world.

This painting is a prime example of a Yayoi Kusama “xIxnxfxixnxixtxyx xNxextx”, in her highly sought-after red palette. Kusama began creating this series of work soon after she arrived in New York in 1958. The rigor and the intricate brush work became an emotional and cathartic process for the artist and today, the works are renowned for providing a meditative experience for the viewer.

So why do we like this painting? Three things:

One: Between December 31, 1997 and June 29, 2023, Kusama had a Sharpe Ratio of 1.28, which outperforms both the S&P 500 and the entire Art Market over the same time period.

Two: Based on a 19.7% annual appreciation of similar works - We consider this work to have high resale potential

Three: Auction records for artworks similar in style, scale, and period are Ixnfinity Nets (ACWRTO) (2013), which sold for $2.10M at Christie’s New York on November 7, 2023, Ixnfinity nets (GGF) (2017), which sold for $2.14M at Christie’s Hong Kong on September 24, 2023, and IxNFINITY-NETS (OOAXT) (2008), which sold for $2.19M at Christie’s London on June 28, 2023.

Thank you for joining us, and we look forward to introducing you to this signature work by Yayoi Kusama.